Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

October 17, 2013

VIA EDGAR

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          UA Granite Corporation (the “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed October 17, 2013
File No. 333-189414

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, UA Granite Corporation, in response to the oral comment the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 16, 2013.  Amendment No. 5 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on October 17, 2013.

The Company has changed its use of proceeds back to that which was disclosed in its Amendment No. 3 to Form S-1, filed with the Commission via EDGAR on September 20, 2013.  The Company has also decided to accept the suggestion of the Staff and move its offering expenses line item to the line below “Gross Proceeds from this Offering”.  Please see the changes made to pages 11 and 25 of the redlined Form S-1.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
      Thomas E. Puzzo